UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2010
GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F x	Form 40-F ____
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ____	No x
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	Breakstone Group Susan Borinelli / Maura Gedid (646) 330-5907 / (646) 452-2335 sborinelli@breakstone-group.com mgedid@breakstone-group.com

ASUR Announces Total Passenger Traffic for
March 2010 up 0.2% Year over Year

Mexico City, April 6, 2010 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), today announced that total passenger traffic for March 2010 increased by 0.2% when compared to March 2009.

This announcement reflects comparisons between March 1 through March 31, 2010 and March 1 through March 31, 2009. Transit and general aviation passengers are excluded.

Domestic
Airport	March 2009	March 2010	% Change
Cancún	223,396	262,278	17.4
Cozumel	6,427	3,956	(38.4)
Huatulco	27,819	26,887	(3.4)
Mérida	84,235	92,388	9.7
Minatitlán	13,318	11,366	(14.7)
Oaxaca	45,906	38,657	(15.8)
Tapachula	19,387	16,254	(16.2)
Veracruz	70,705	69,287	(2.0)
Villahermosa	64,601	59,797	(7.4)
Total Domestic	555,794	580,870	4.5

International
Airport	March 2009	March 2010	% Change
Cancún	1,080,176	1,055,812	(2.3)
Cozumel	53,346	55,437	3.9
Huatulco	12,526	12,010	(4.1)
Mérida	9,273	10,324	11.3
Minatitlán	357	515	44.3
Oaxaca	5,730	4,654	(18.8)
Tapachula	321	352	9.7
Veracruz	5,393	6,138	13.8
Villahermosa	3,856	4,515	17.1
Total International	1,170,978	1,149,757	(1.8)

ASUR Page 1 of 2

Total
Airport	March 2009	March 2010	% Change
Cancún	1,303,572	1,318,090	1.1
Cozumel	59,773	59,393	(0.6)
Huatulco	40,345	38,897	(3.6)
Mérida	93,508	102,712	9.8
Minatitlán	13,675	11,881	(13.1)
Oaxaca	51,636	43,311	(16.1)
Tapachula	19,708	16,606	(15.7)
Veracruz	76,098	75,425	(0.9)
Villahermosa	68,457	64,312	(6.1)
ASUR Total	1,726,772	1,730,627	0.2

About ASUR:
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

 - END -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Director of Finance

Date: April 6, 2010